

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

Mr. Ron E. Hooper
U.S. Trust, Bank of America Private Wealth Management
901 Main Street, 17th Floor
Dallas, TX 75202

> **Re:** **Williams Coal Seam Gas Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 001-11608**

Dear Mr. Hooper:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits and Financial Statement Schedules, page 60

1. We note the reserve reports that are included on the exhibit list as Exhibits 99.2 and 99.3. However, we also note that the consent of Miller and Lents, Ltd. that is included as Exhibit 23.2 refers not only to these two reports but also to an additional third report, namely the "Report dated February 17, 2010 for reserves as of December 31, 2009 with respect to the termination calculation." Please file this additional report as an exhibit to your filing or explain to us why you believe you are not required to do so given its relevance to the termination calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director